Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fisher Wallace Laboratories Inc.
630 Flushing Avenue, Suite #104
Brooklyn, NY 11206
www.fisherwallace.com

Up to $1,844,761.14 in Class B Non-Voting Common Stock at $8.81
Minimum Target Amount: $9,999.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fisher Wallace Laboratories Inc.
Address: 630 Flushing Avenue, Suite #104, Brooklyn, NY 11206
State of Incorporation: DE
Date Incorporated: August 23, 2019

Terms:

Equity

Offering Minimum: $9,999.35 | 1,135 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,844,761.14 | 209,394 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $8.81
Minimum Investment Amount (per investor): $493.36

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you have previously invested in Fisher Wallace, you are eligible for additional bonus shares.

<u>Time-Based:</u>

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based:</u>

$1,500+ | Tier 1

Invest $1,500 and receive 2% bonus shares + a free device.

$5,000+ | Tier 2

Invest $5,000 and receive 5% bonus shares + a free device.

$10,000+ | Tier 3

Invest $10,000 and receive 10% bonus shares + a free device.

$25,000+ | Tier 4

Invest $25,000 and receive 15% bonus shares + a free device.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus:

Fisher Wallace Laboratories Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.81 / share, you will receive 110 shares Class B Non-Voting Common Stock, meaning you'll own 110 shares for $881. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.*

The Company and its Business

Company Overview

Fisher Wallace manufactures and markets transcranial alternating current stimulation ("tACS") medical devices, also known as Cranial Electrotherapy Stimulation devices, for the treatment of depression, anxiety and/or insomnia. Our proof-of-concept device, the Fisher Wallace Stimulator®, has been cleared by the FDA for the treatment of depression, anxiety and/or insomnia. We are currently developing Version 2.0 of our technology, called OAK, which is scheduled to be released in 2023.

Our technology has been shown in published studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes per treatment session. In clinical trials and practice, the majority of patients experience durable symptom reduction within the first two weeks of treatment.

We believe the depression, anxiety and insomnia treatment markets are inadequately served by drug therapy and behavioral therapy which provide low to modest efficacy at high cost and side effect rate and require significant provider administration and patient engagement. We compete with these standards of care by offering an easy-to-use, low-risk, effective and affordable treatment option that may be prescribed via telehealth and shipped directly to patients.

The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future. We sell our product directly through our website, www.fisherwallace.com, and to date have sold more than 100,000 devices, generating more than $30 million in lifetime net revenue.

We have invested millions of dollars in clinical research and product development over the past three years in an effort to establish a new standard of care for mental health treatment.

Government Regulation

The Fisher Wallace Stimulator, previously branded the Liss Cranial Stimulator, has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the "FDA") for the treatment of depression, anxiety and insomnia. On December 20, 2019, FDA published a Final Order on the Federal Register that required Fisher Wallace Laboratories to perform additional clinical research to continue marketing the device for depression, anxiety and insomnia. Fisher Wallace submitted new anxiety and insomnia data to the FDA in March 2021 to obtain re-Clearance for these indications and is awaiting the Agency's clinical feedback. Fisher Wallace is currently completing a clinical trial to obtain FDA-Approval for the treatment of Major Depressive Disorder and is on schedule to submit the data by the Agency's December 11, 2022 deadline.

We expect the FDA to render final re-Clearance and Approval decisions regarding our clinical data submissions by mid 2023. The FDA may not determine that our clinical data is sufficient for re-Clearance and/or Approval and could deny Fisher Wallace the ability to continuing market its technology for the treatment of depression, anxiety and/or insomnia in the United States, and this would have a material adverse effect on our business.

Intellectual Property

Our proof-of-concept product, the Fisher Wallace Stimulator®, uses technology that was protected by a patent that has expired. We consider FDA re-Clearance and Approval as significant barriers to competition. We may seek additional intellectual property protection in the course of our development of new products, such as OAK. We currently own trademarks for our brands, including, Fisher Wallace Stimulator®, Circadia®, Kortex®, and OAK®.

Employees

We currently have ten full-time employees and two part-time employees. We work with many consultants and freelancers, allowing us to maintain a low full-time head-count.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn, New York, where we lease 2100 square feet of office space under a 2-year lease for $7190 per month.

Legal Proceedings

We are currently not a party to or involved in any litigation. Our management is not aware of pending or threatened legal actions.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products are also used in conjunction with these standards of care. Competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of these competitors have more access to capital, sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Current Stage and Roadmap

Fisher Wallace is a research and development stage company that is generating revenue with a proof-of-concept product. The company is attempting to obtain permanent FDA Approval and/or re-Clearance for its technology which may provide a path to insurance coverage and broad patient adoption. Additionally, the company is in the process of completing Version 2.0 product development to increase the desirability of its technology.

The Team

Officers and Directors

Name: Kelly Roman

Kelly Roman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 12, 2019 - Present
  Responsibilities: Marketing, product development, regulatory affairs, fundraising, operations. $225,000 annual cash compensation plus health insurance coverage.

- **Position:** Director
  Dates of Service: June 06, 2019 - Present
  Responsibilities: Board Member oversight

Name: Charles Fisher

Charles Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: February 01, 2019 - Present
  Responsibilities: General oversight with a focus on finance and manufacturing. This position is currently unpaid with the exception of health insurance coverage paid for by the company.

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Board Member oversight.

- **Position:** Chief Financial Officer
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Oversee finances of the Company

- **Position:** Secretary
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Corporate Secretary

Other business experience in the past three years:

- **Employer:** Fisher Wallace Laboratories
  Title: President
  Dates of Service: December 29, 2006 - March 01, 2019
  Responsibilities: General oversight with a focus on finance and manufacturing.

Name: Simon Webster

Simon Webster's current primary role is with SHUFL Capital. Simon Webster currently services Quarterly Board Meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 22, 2021 - Present
  Responsibilities: Governance of the company as a member of the board. Simon does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** SHUFL Capital
  Title: Chief Executive Officer
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Overall management and leadership of the business.

Other business experience in the past three years:

- **Employer:** Jersey Bulls FC
  Title: Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Corporate governance on the Board.

Other business experience in the past three years:

- **Employer:** CPA Global
  Title: CEO
  Dates of Service: October 01, 2015 - March 01, 2021
  Responsibilities: CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B

Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
Even if the maximum amount is raised in this Offering, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our Version 2.0 device. Delays or cost overruns in the development of our Version 2.0 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with improved product design, scientific validation and new FDA marketing clearances and approvals, our products will be able to gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

The Company owns numerous trademarks, copyrights, Internet domain names, and trade secrets. In addition, the current version of the Fisher Wallace Stimulator® uses technology that was protected by a patent that has expired. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time-consuming, and distract management's attention from our core operations.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shopify or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Shopify could harm our reputation and materially negatively impact our financial condition and business.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for manufacturing,

marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.
There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Our new product could fail to achieve the sales projections we expected.
Our growth projections are based on an assumption that with improved product design, scientific validation and new FDA marketing clearances and approvals, our products will be able to gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Manufacturing and selling our products internationally may present risks.
Certain components of our products are manufactured internationally, and specifically in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak in China may disrupt

parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.
Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work-from-home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Our officers and directors control substantially all of our voting shares.
As of the date hereof, the officers and directors of the Company, control a majority of our Class A Common Stock. Therefore, subject to certain approval rights held by the holders of our Series Seed Preferred Stock, our officers and directors are able control

our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

Holders of our Class B Shares have no voting rights.
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

The holders of Series Seed Preferred Stock have a dividend preference.
We may not pay any dividends on shares of common stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock first or simultaneously receive a dividend equal to the dividend they would receive if the Series Seed Preferred Stock were converted into shares of common stock.

The holders of Series Seed Preferred Stock have a liquidation preference.
The holders of Series Seed Preferred Stock have a liquidation preference equal to $2.7358 per share. Therefore, if we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series Seed Preferred Stock would receive $2.7358 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred Stock. There are currently 913,809 outstanding shares of Series Seed Preferred Stock. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred Stock would receive $2,500,000 prior to any distribution of assets to the common stockholders.

Holders of Series Seed Preferred Stock have certain anti-dilution protection.
Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share. Pursuant to a Side Letter Agreement, we have agreed to issue the holder of Series Seed Preferred Stock such additional shares, such that they shall hold not less 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, taking into account any shares we issue in crowdfunding offerings during 2022.

If such anti-dilution provisions are triggered, it would result in the dilution of your investment.

Our intellectual property could be unenforceable or ineffective.
The current version of the Fisher Wallace Stimulator® uses technology that was protected by a patent that has expired. As a result, the current version may be considered analogous to a generic medication, and is therefore vulnerable to competition from products that provide similar safety and effectiveness. We have filed a provisional patent application covering the new version of the stimulator; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We store personally identifiable information of consumers which is subject to vast regulation.
Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and,

in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

We have existing intellectual property that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. The Company owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.
The FDA may determine that our clinical data is insufficient for re-clearance and/or approval, which could render us unable to continue marketing our product in the United States, for the treatment of depression, anxiety and/or insomnia. If the FDA rescinds the company's marketing clearance, the company's business will be adversely affected and may fail as a result.

Our failure to comply with government regulations could adversely affect our business.
Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

Risks of borrowing.
We have an outstanding Promissory Note due to our founder, Charles A. Fisher, and have recently launched a private placement to raise up to $750,000 in Convertible Promissory Notes. In addition, we currently finance our online marketing efforts using various lines of credit. If we were unable to maintain such credit, it would reduce our ability to market our product online and could have a material adverse impact on our business, financial condition, operating results and prospects. In addition, we may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement or note could have a material adverse effect on our business, results of operations or financial condition.

Our financial statements include a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants, especially our co-founder, chief executive officer and director, Kelly Roman and our co-founder, chief financial officer, secretary and director, Charles A. Fisher. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We depend on technology and advanced information systems, which may fail or be subject to disruption.
There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect

on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

The subscription agreement includes an exclusive venue provision.
Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to New York to prosecute or defend any claims involving us.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Class B Shares may be subject to registration under the Exchange Act.
Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. Upon the closing of this offering, there may be over 2,000 holders of our Class B Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Fisher	3,900,000	Class A Voting Common Stock	55.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, Series Seed Preferred Stock, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 209,394 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 7,100,000 with a total of 6,068,096 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,258,523 shares, includes 6,068,096 shares of Class A Voting Common Stock, 2,276,618 shares of Class B Non-Voting Common Stock, and 913,809 shares of Series Seed Preferred Stock.

Subject to the liquidation and dividend preferences of the holders of Series Seed Preferred Stock, the Class A Common Stock and Class B Common Stock are entitled to share ratably in any dividend or liquidating distribution.

Stock Options

There are 68,096 outstanding options to purchase Class A Common Stock, having an exercise price of $2.42.

Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.

Class B Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,276,618 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,258,523 shares, includes 6,068,096 shares of Class A Voting Common Stock, 2,276,618 shares of Class B Non-Voting Common Stock, and 913,809 shares of Series Seed Preferred Stock.

Subject to the liquidation and dividend preferences of the holders of Series Seed Preferred Stock, the Class A Common Stock and Class B Common Stock are entitled to share ratably in any dividend or liquidating distribution.

Stock Options & Warrants

The total amount outstanding above includes:

Options to purchase 148,711 shares of Class B Common Stock, which have exercise prices of $2.18 per share.

Warrants to purchase 47,557 shares of Class B Common Stock, 37,557 of which have an exercise price of $6.21 per share, and 10,000 of which have an exercise price of $2.18 per share.

A pool of 697,002 shares of common stock reserved for issuance pursuant to options that may be issued in the future.

Pursuant to our Amended and Restated Certificate of Incorporation attached as Exhibit F, as amended, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share. Pursuant to a Side Letter Agreement, we have agreed to issue the holder of Series Seed Preferred Stock such additional shares, such that they shall hold not less than 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, taking into account any shares we issue in crowdfunding offerings during 2022. As a result, of the foregoing, your ownership interest will be diluted.

In addition, the Company intends to launch additional offerings which may likely cause dilution to the existing investors.

Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.

Series Seed Preferred Stock

The amount of security authorized is 913,809 with a total of 913,809 outstanding.

Voting Rights

One vote for each share of Common Stock into which the Series Seed Preferred Stock is convertible.

Material Rights

Liquidation Preference

In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a "Deemed Liquidation Event"), the holders of Series Seed Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Common Stock immediately prior to such liquidation, winding up or Deemed Liquidation Event) (the "Series Seed Liquidation Amount"). The "Original Issue Price" is $2.7538, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price (See Anti-Dilution Adjustments below).

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred shall be automatically converted into Class A Common Stock at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred (the “Preferred Majority”) consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the Company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the Company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this paragraph shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) of the three directors of the Company (the "Series Seed Director").

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Company must obtain the written consent or affirmative vote of a majority of the outstanding shares of Series Seed Preferred Stock, to among other things, liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation, effect an initial public offering, change the constituting documents of the company in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, including, creating additional classes of stock that ranks senior or on par with the Series Seed Preferred Stock. See Amended and Restated Certificate of Incorporation.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the Company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the Company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the Company, proposed to be transferred by any of the Company's founding stockholders.

Tag Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the Company, proposed to be transferred by Founding Stockholders, which would result in a change of control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the Company shall provide to the holders of Series Seed Preferred Stock: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect the Company's properties, books and records.

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Pursuant to a Side Letter Agreement entered into between the company and the Series Seed Preferred holders, if as a result of shares sold in Crowdfunding offerings during 2022, including this Offering (and compensatory equity issued to StartEngine in connection with such shares), the Series Seed Preferred holders hold less than 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, the Company shall amend the Series Seed Purchase Agreement and its Certificate of Incorporation, to (a) adjust the (1) Series Seed Per Share Purchase Price, (2) the Series Seed Original Issue Price and (3) the Series Seed Conversion Price and (b) increase the number of authorized shares of Series Seed Preferred Stock, Common Stock and Class A Voting Common Stock, such that, after taking into account any shares of Common Stock sold in such offerings (and any compensatory equity issued to StartEngine in connection with such shares), the number of shares of Series Seed Preferred Stock issued to the Series Seed Preferred holders, and the number of shares of Class A Common Stock underlying the Series Seed Preferred Stock, equals a number of shares of Class A Common Stock that represents, on a fully diluted basis, 9.88% of the outstanding Common Stock of the Company, after giving effect to the shares sold in such offerings (and any compensatory equity issued to StartEngine in connection with such shares).

Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.

Convertible Promissory Notes

The security will convert into Class a common stock and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $382,000.00
Maturity Date: August 31, 2023
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Voluntary

Material Rights

The Note is due and payable in six (6) equal monthly installments, with the first installment being due on February 30, 2023.

The Note is convertible into shares of the Company's Class A Common Stock, at a conversion price of $2.7358 per share. To prevent dilution to the Company's stockholders, the Company's founder's have agreed to forfeit a number of their Class A Shares equal to the number of Class A Shares issued to the investor upon the conversion of the Note.

Pursuant to an Investor Rights Agreement the investor has the right to invest an amount equal to 20% of the principal amount of the Note, in the Company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

What it means to be a minority holder

As a minority holder of Non-Voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share.

Pursuant to a Side Letter Agreement, we have agreed to issue the holder of Series Seed Preferred Stock such additional shares, such that they shall hold not less 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, taking into account any shares we issue in crowdfunding offerings during 2022. As a result, of the foregoing, your ownership interest will be diluted.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $599.99
  Number of Securities Sold: 5,999,999
  Use of proceeds: Company Operations. This was a rollover of assets from the LLC to the C-Corp.
  Date: September 12, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,058,330.00
  Number of Securities Sold: 445,403
  Use of proceeds: General working capital.
  Date: June 16, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $4,664,619.00
  Number of Securities Sold: 759,336
  Use of proceeds: General operating capital.
  Date: October 31, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,500,000.00
  Number of Securities Sold: 913,809
  Use of proceeds: General working capital.
  Date: December 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $382,000.00
  Use of proceeds: General working capital.
  Date: June 06, 2022
  Offering exemption relied upon: 506(c)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 1
  Use of proceeds: Working Capital

Date: September 12, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,153,699.67
  Number of Securities Sold: 136,808
  Use of proceeds: General Working Capital.
  Date: May 28, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $305,909.64
  Number of Securities Sold: 37,601
  Use of proceeds: Research and Development
  Date: September 02, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has been engaged in clinical research and product development initiatives since 2019 that have cost more than the company generated in revenue from operations, therefore requiring outside sources of capital, namely, equity crowdfunding from 2019 - 2021 and venture capital from 2021 - 2022.

We anticipate significant expenditure on research and development to conclude by the end of 2022, which, if revenue from operations (sales of Version 1) grows, will allow the company to be substantially profitable in 2023. In short, our goal is for profitability to occur in 2023.

Revenue - There was only a slight decrease in revenue during 2021 compared to 2020, otherwise revenue was relatively flat ($4,230,290 in 2021 vs. $ 4,250,866 in 2020).

Cost of Revenue - The decrease in our cost of goods sold during 2021 ($623,703 in 2021 vs. $970,761 in 2020), is primarily a result of our migration of contract manufacturing from the United States to China.

Gross Margins - The increase in gross margin is primarily a result of our migration of contract manufacturing from the United States to China.

Expenses - Operating expenses increased significantly in 2021 as a result of our clinical trials and to meet FDA regulatory requirements, as well as costs associated with Version 2 product development.

Historical results and cash flows:

The Company is currently investing substantial capital into the research and development of our Version 2.0 product. We are of the opinion that the historical cash flow will be indicative of the minimum revenue and cash tlo\vs expected in 2022 and beyond because we are optimizing and scaling our marketing operations for Version I and developing a Version 2 product, both of which we believe will grow revenue.

Past cash was primarily generated through sales and equity capital raises. Our goal is to reach a $10M annual sales run rate by the end of 2022. 2022 will also witness high expenses due to product development and research investments. By 2023 we will be focusing on profitability and scaling sales. Please note this is forward-looking information and refer to our risk factors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company had an average monthly cash balance of $501,162 for the month ending June 30, 2022. The Company also had capital resources available in the form of a line of credit for $1 million from Google, a $200K credit line from Bing, and recurring access to Shopify Capital advances against revenue that typically amounts to approximately one month of revenue. Incorrect reporting of June 30, 2022 cash balance in previous Form C filing.

In preparing our financial statements for the 2022 Interim Period, we discovered that the Form C posted for our previous Regulation CF that closed on September 2, 2022, incorrectly reported $470,940 in cash as of June 30, 2022, which was the opening cash balance as of such date, not the closing cash balance, which was $116,369. Our daily cash balance fluctuates significantly; the average monthly cash balance in June 2022 was $501,162.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

If product sales underperform, we believe the funds of this campaign may be critical to supporting the day-to-day operations of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign may be necessary for the viability of the Company. Of the total funds that our Company projects to accumulate in 2022, primarily through device sales, between 18% - 28% will be made up of funds raised from this crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount ($10K), the Company may be able to operate indefinitely if product sales remain steady, however, if we do not raise a sufficient amount of capital, we will likely need to delay product development until additional capital is raised. We expect we will incur, after the date hereof, an additional $1.5 million in product development expenses to complete our Version 2.0 product (OAK). If the Company raises the minimum offering amount and product sales underperform, we may no longer be able to operate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate we will be able to operate indefinitely if product sales do not underperform, however, we may still need to raise additional capital to complete product development and commercialize the new product. If the Company raises the maximum offering amount and product sales underperform, we may no longer be able to operate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company recently launched an offering of up to $750,000 in Convertible Promissory Notes convertible into Class A Common Stock, at a conversion price of $2.7358 per share. To prevent dilution to the Company's stockholders, the Company's founder's have agreed to forfeit a number of their Class A Shares equal to the number of Class A Shares issued to the Noteholders upon the conversion of the Notes.

The Company has contemplated additional future sources of capital including venture capital, which could be pursued if the company achieves clinical research milestones or its crowdfunding campaigns do not generate sufficient capital.

Indebtedness

- **Creditor:** Charles Fisher
  Amount Owed: $620,416.00
  Interest Rate: 5.0%
  Repayment commences in April 2023 at $20,000 per month.

- **Creditor:** American Express
  Amount Owed: $15,810.00
  Interest Rate: 9.0%

- **Creditor:** Facebook
  Amount Owed: $298,974.48
  Interest Rate: 0.0%
  $5,000 per week.

- **Creditor:** Clearbank
  Amount Owed: $137,674.75
  Interest Rate: 0.0%
  $20,000 per month payments.

- **Creditor:** Shopify Capital
  Amount Owed: $140,925.00
  Interest Rate: 13.0%

- **Creditor:** Google Ads
  Amount Owed: $338,183.00
  Interest Rate: 0.0%

- **Creditor:** Bing
  Amount Owed: $65,604.00
  Interest Rate: 0.0%

- **Creditor:** Various Investors
  Amount Owed: $382,000.00
  Interest Rate: 8.0%
  Maturity Date: August 31, 2023
  The Notes are payable in 6 equal consecutive monthly installments commencing on March 31, 2023. The Note are convertible into shares of Class B Common Stock of the Company at a conversion price of $1.7358 per share.

Related Party Transactions

- **Name of Entity:** Charles A. Fisher
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525.
  Material Terms: Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the Company. On November 17, 2021, the Note was amended to provide that the Note shall be repaid in monthly installments of $20,000 commencing on April 1, 2022. On April 1, 2022, the Note was amended to extend the repayment commencement date to April 1, 2023. As of June 30, 2022, interest had accrued on the loan in the amount of $43,891. Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 shares of our Class A Common Stock, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note.

- **Name of Entity:** Simon Webster
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred Stock for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capita LTD. Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL Venture Capital LTD., was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred Stock, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred Stock to such holders in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement entered into between the Company and the Series Seed Preferred holders, if as a result of shares sold in Crowdfunding Offerings (and compensatory equity issued to StartEngine in connection with such shares), the Series Seed Preferred holders hold less than 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, the Company shall amend the Series Seed Purchase Agreement and its Certificate of Incorporation, to (a) adjust the (1) Series Seed Per Share Purchase Price, (2) the Series Seed Original Issue Price and (3) the Series Seed Conversion Price and (b) increase the number of authorized shares of Series Seed Preferred Stock, Common Stock and Class A Voting Common Stock, such that, after taking into account any shares of Common Stock sold in this Offering (and any

compensatory equity issued to StartEngine in connection with such shares), the number of shares of Series Seed Preferred Stock issued to the Series Seed Preferred holders, and the number of shares of Class A Common Stock underlying the Series Seed Preferred Stock, equals a number of shares of Class A Common Stock that represents, on a fully diluted basis, 9.88% of the outstanding Common Stock of the Company, after giving effect to the shares sold in the Offering (and any compensatory equity issued to StartEngine in connection with such shares).
Material Terms: See above.

- **Name of Entity:** Simon Webster
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c), of up to $750,000 in Convertible Promissory Notes. Simon Webster, a director, is the Chief Executive Officer of SHUFL Venture Capital LTD.
  Material Terms: The Note is due and payable in six (6) equal monthly installments, with the first installment being due on February 30, 2023. The Note is convertible into shares of the Company's Class A Common Stock, at a conversion price of $2.7358 per share. To prevent dilution to the Company's stockholders, the Company's founder's have agreed to forfeit a number of their Class A Shares equal to the number of Class A Shares issued to the investor upon the conversion of the Note. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the Company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

Valuation

Pre-Money Valuation: $81,567,587.63

Valuation Details:

We determined our pre-money valuation through a comparison with Talkspace, a mental health treatment platform. TalkSpace went public on June 23, 2021, at a $1.4 billion valuation with 46,000 active users and ended its first day of trading on Nasdaq at a share price higher than its offering price (the stock has since declined sharply due to management upheaval and other factors that are not relevant to Fisher Wallace Labs).

Fisher Wallace is currently a medical device company but is planning and developing an app, which may be distributed separately from its hardware business, that will offer talk therapy and other digital healthcare solutions to its customers, many of which may have already been acquired through hardware sales. We believe that converting a hardware customer to a digital health customer will require a negligible additional cost of acquisition.

Today, Fisher Wallace has approximately 64,000 customers who we consider "active" users. Our average retail price today is $299 for the hardware, and we intend to start deriving recurring digital health revenue in late 2023 or 2024. An $81.2 million valuation today assigns approximately $1,270 of enterprise value to each current active Fisher Wallace user.

Citations:

- https://www.fiercehealthcare.com/tech/talkspace-to-go-public-1-4b-deal-blank-check-firm

- https://bhbusiness.com/2021/06/23/talkspace-makes-public-debut-on-nasdaq/

The total number of shares outstanding on a fully diluted basis, 9,258,523 shares, includes 6,068,096 shares of Class A Voting Common Stock, 2,276,618 shares of Class B Non-Voting Common Stock, and 913,809 shares of Series Seed Preferred Stock.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $382,000 in Convertible Notes outstanding. Upon conversion of these Notes, the founders have agreed to forfeit a number of their shares equal to the number of shares issued upon conversion. Therefore, these Convertible Notes are non-dilutive. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.35 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  94.5%
  The funds will be used to support the costs of clinical trials and product development.

If we raise the over allotment amount of $1,844,761.14, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  80.0%
  The funds will be used to support the costs of clinical trials and product development.

- *Inventory and Operations*
  14.5%
  These funds will be used to support growth inventory and, potentially, operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.fisherwallace.com (https://www.fisherwallace.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fisherwallace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fisher Wallace Laboratories Inc.

[See attached]

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements

December 31, 2021 and 2020

FISHER WALLACE LABORATORIES, INC.

TABLE OF CONTENTS

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 15, 2022

To: Board of Directors, Fisher Wallace Laboratories, Inc.

Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021and 2020, and the consolidated results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 15, 2022

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
ASSETS		
Current Assets:		
Cash in banks	$ 1,929,380	$ 695,749
Accounts receivable	-	2,302
Inventories	33,690	141,900
Security Deposit	21,167	-
Other current assets	15,166	13,408
Total Current Assets	1,999,403	853,359
TOTAL ASSETS	$ 1,999,403	$ 853,359
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 418,483	$ 331,358
Accrued expenses	74,488	37,174
Loans payable, net of unamortized discount	471,468	725,122
Other current liabilities	1,759	369
Total Current Liabilities	966,198	1,094,023
Non-Current Liabilities:		
Due to related party	576,525	620,416
Total Non-Current Liabilities	576,525	620,416
Total Liabilities	1,542,723	1,714,439
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock, $0.0001 par value, 913,809 shares authorized, 456,905 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	46	-
Class A voting common stock, $0.0001 par value, 6,920,000 and 8,000,000 shares authorized, 6,000,000 and 6,000,000 shares issued and outstanding as of December 31, 2021 and 2020, all respectively.	600	600
Class B nonvoting common stock, $0.0001 par, 2,230,000 and 2,000,000 shares authorized, 1,196,273 and 593,118 shares issued and outstanding as of December 31, 2021 and 2020, all respectively.	119	59
Additional paid-in capital	6,552,968	2,027,032
Class B common stock subscriptions receivable	(73,284)	(127,293)
Accumulated deficit	(6,023,769)	(2,761,478)
Total Stockholders' Equity (Deficit)	456,680	(861,080)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,999,403	$ 853,359

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

		December 31, 2021		December 31, 2020
Net sales	$	4,230,290	$	4,250,866
Cost of goods sold		(623,703)		(970,761)
Gross profit		3,606,587		3,280,105
Operating Expenses:				
Advertising and marketing		3,229,171		3,261,001
General and administrative expenses		1,464,475		1,411,054
Research and development		2,076,469		349,626
Total Operating Expenses		6,770,115		5,021,681
Loss from operations		(3,163,528)		(1,741,576)
Other Expenses:				
Gain from loan forgiveness		48,620		-
Interest expense		(147,493)		(80,559)
Other income		360		-
Total Other Expenses		(98,513)		(80,559)
Provision for income tax		250		1,597
Net Loss	$	(3,262,291)	$	(1,823,732)
Weighted-average vested common shares outstanding:				
- Basic and Diluted		6,960,252		6,349,768
Net loss per common share				
- Basic and Diluted	$	(0.47)	$	(0.29)

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2021 and 2020

	Series Seed Preferred Stock		Class A - Common Stock		Class B - Common Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2019	-	-	6,000,000	$ 600	204,538	$ 20	$ 658,713	$ (68,388)	$ (937,746)	$ (346,801)
Issuance of Class B common stock from reg CF offering	-	-	-	-	232,399	23	660,515	68,388	-	728,926
Issuance of Class B common stock from reg A offering	-	-	-	-	156,181	16	973,437	(127,293)	-	846,160
Offering costs	-	-	-	-	-	-	(265,633)	-	-	(265,633)
Net income (loss)	-	-	-	-	-	-	-	-	(1,823,732)	(1,823,732)
Balance at December 31, 2020	-	-	6,000,000	600	593,118	59	2,027,032	(127,293)	(2,761,478)	(861,080)
Issuance of Series Seed Preferred Stock	456,905	46	-	-	-	-	1,249,954	-	-	1,250,000
Issuance of Class B common stock from Reg A offering	-	-	-	-	603,155	60	3,691,002	54,009	-	3,745,071
Offering costs	-	-	-	-	-	-	(539,019)	-	-	(539,019)
Issuance of warrants	-	-	-	-	-	-	118,418	-	-	118,418
Stock-based compensation	-	-	-	-	-	-	5,580	-	-	5,580
Net income (loss)	-	-	-	-	-	-	-	-	(3,262,291)	(3,262,291)
Balance at December 31, 2021	456,905	$ 46	6,000,000	$ 600	1,196,273	$ 119	$ 6,552,968	$ (73,284)	$ (6,023,769)	$ 456,680

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

		2021		2020
Cash Flows from Operating Activities				
Net Loss	$	(3,262,291)	$	(1,823,732)
Adjustments to reconcile net loss to net cash used in operating activities:				
PPP loan forgiveness		(48,620)		-
Stock-based compensation		5,580		-
Changes in operating assets and liabilities:				
(Increase)/decrease in accounts receivable		2,302		28,258
(Increase)/decrease in inventories		108,210		(135,191)
(Increase)/decrease in security deposit		(21,167)		-
(Increase)/decrease in other current assets		(1,757)		617
Increase/(decrease) in accounts payable		87,125		254,933
Increase/(decrease) in accrued expenses		37,315		37,174
Increase/(decrease) in other current liabilities		1,390		(35,360)
Increase/(decrease) in due to related party		(43,891)		(5,109)
Net Cash Used in Operating Activities		(3,135,805)		(1,678,410)
Cash Flows from Financing Activities				
Proceeds from loans		995,000		1,288,182
Loan repayments		(1,200,035)		(563,060)
Proceeds from issuance of Series Seed Preferred Stock		1,250,000		-
Proceeds from issuance of Class B common stock		3,745,071		1,575,087
Offering costs		(420,600)		(265,633)
Net Cash Provided by Financing Activities		4,369,436		2,034,575
Net Change In Cash		1,233,631		356,165
Cash at Beginning of Period		695,749		339,584
Cash at End of Period	$	1,929,380	$	695,749
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	118,667	$	7,685
Cash paid for income taxes	$	-	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the "Company"), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the "LLC"), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company's Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company's headquarters are located in New York, NY.

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980's, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances exceeded federally insured limits by $1,612,494 and $423,732, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2021 and 2020.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2021 and 2020, the Company's inventory balances amounting to $33,690 and $141,900, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2021 and 2020.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company's patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company's commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, and PayPal fees.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. The Company has a net operating loss carryforward of $5,134,365 and $1,857,860 as of December 31, 2021 and 2020, respectively, together with GAAP to tax basis differences, resulted to a net deferred tax asset of $1,349,924 and $485,552 as of December 31, 2021 and 2020, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. As a result, the Company's net effective tax rate was 0% for the years ended December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As of December 31, 2021 and 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $3,262,291 and $1,823,732 for the years ended December 31, 2021 and 2020, respectively, and has accumulated deficit of $6,023,769 as of December 31, 2021. The Company has not yet generated significant revenues and has negative cash flows from operating activities of $3,135,805 and $1,678,410 for the years ended December 31, 2021 and 2020, respectively. In addition, the Company faces significant economic uncertainty due to the COVID-19 pandemic and associated economic slowdown.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT INSTRUMENTS

The Company's loans payable as of December 31, 2021 consist of:

Shopify loans	$313,863
Clearbanc loan	157,605
Loans payable	$471,468

Shopify Loans

In March and June 2020, the Company entered into accounts receivable loan agreements with Shopify Capital, Inc. Under the agreements, the Company received $195,000 and $310,000, respectively, and assigned $206,700 and $334,800, respectively, of Company's future receivables. The daily payment is 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company repaid these loans in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020.

The Company had new accounts receivable loan agreement with Shopify Capital, Inc. on October 29, 2020. Under this agreement, the Company received $410,000 and assigned $463,300 of Company's future receivables. The daily payment is 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company recorded discount on this loan amounting to $53,300, to be amortized to interest expense over the life of the loan. The Company's SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. As of December 31, 2020, the balance of this loan and unamortized discount amounted to $351,940 and $45,752, respectively. The Company repaid these loans in full in 2021 and incurred $45,752 and $7,548 of interest expense for the years ended December 31, 2021 and 2020, respectively.

On June 11, 2021, new accounts receivable loan agreement was entered into by the Company with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $350,000 and assigned $395,500 of Company's future receivables, with daily repayment of 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company recorded discount on this loan amounting to $45,500, to be amortized to interest expense over the life of the loan. Balance of this loan amounted to $18,863 and unamortized discount amounted to $2,452 as of December 31, 2021. Interest expense recognized on this loan amounted to $43,048 for the year ended December 31, 2021.

On October 26, 2021, the Company had new accounts receivable loan agreement with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $295,000 and assigned $333,350 of Company's future receivables, with daily repayment of 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company recorded discount on this loan amounting to $38,350, to be amortized to interest expense over the life of the loan. No payment was made as of December 31, 2021 on this loan and no interest expense was recognized for the year ended December 31, 2021. Balance of this loan amounted to $295,000 and unamortized discount amounted to $38,350 as of December 31, 2021.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company's bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company's future receivables which is due for payment to Clearbanc based on 20% of Company's future receivables collected on a daily basis. The loan is not subject to any collateral. The Company recorded discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $325,000 and $39,000, respectively.

On February 24, 2021, this loan was restructured, and the Company received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and the Company received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan.

The loan balance as of December 31, 2021 amounted to $157,605 and total interest expense recognized on this loan for the year ended December 31, 2021 amounted to $29,430. Unamortized discount as of December 31, 2021 amounted to $7,743.

PPP Loan

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company initially authorized 10,000,000 shares of common stock. These shares have been divided into 8,000,000 Class A Voting Common Stock, $0.0001 par value per share and 2,000,000 Class B Non-Voting Common Stock, $0.0001 par value per share.

On March 28, 2020, the Company amended its certificate of incorporation to increase its authorized common stock to 10,200,000, consisting of 8,000,000 Class A voting common stock, $0.0001 par value per share and 2,200,000 Class B non-voting common stock, $0.0001 par value per share.

On December 22, 2021, the Company amended its certificate of incorporation to amend its authorized stock to 9,150,000 shares of common stock, consisting of 6,920,000 shares of Class A voting common stock and 2,230,000 shares of Class B non-voting common stock, and 913,809 shares of preferred stock, designed as Series Seed Preferred Stock. Each with $0.0001 par value per share.

Class A voting common stock have voting rights, while Class B nonvoting common stock do not. The common stock is subject to the rights and preferences of common stock. Preferred stockholders are entitled to certain dilution protected dividend preference over common stockholders. Series Seed Preferred Stock have a liquidation preference of $2.7358 per share, with a total liquidation preference of $1,250,000 as of December 31, 2021. Series Seed Preferred Stock are convertible at the holders' option into common stock at a dilution protected 1:1 conversion rate. Series Seed Preferred stock is subject to mandatory conversion if and upon an initial public offering. Series Seed Preferred Stock are entitled to one vote per share on an as-converted basis.

Common Stock

During the year ended December 31, 2019, the Company executed an offering under Regulation CF through StartEngine platform and has issued 204,538 shares of Class B Common Stock in exchange for $489,330, of which $68,388 remained receivable from the subscribing shareholders as of December 31, 2019 and received during the year ended December 31, 2020. For the year ended December 31, 2020, an additional 232,399 shares of Class B Common Stock were issued for total gross proceeds of $660,515 and incurred offering costs of $149,066. The holders of Class B Common Stock issued in the Regulation CF campaign have no voting rights but are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

On September 2, 2020, the Company undertook another stock offering under Regulation A for up to 1,610,305 shares of Class B Common Stock, plus up to 64,412 additional bonus shares, at $6.21 per share, for a maximum gross offering of $10,399,999. The Company is conducting this offering through StartEngine, who is entitled to a 7% cash commission as well as warrants to purchase up to 5% of the securities issued in the offering. As of December 31, 2021, the Company accumulated total gross proceeds of $1,3,691,062 for the issuance of 603,155 shares of Class B Common Stock. Committed subscriptions not yet received as of December 31, 2021 amounted to $73,284 and are recognized as subscriptions receivable in the consolidated balance sheets. The Company incurred total offering costs of $539,019 for the year ended December 31, 2021 related to this offering.

Preferred Stock

In December 2021, the Company issued 456,904 shares of its Series Seed Preferred Stock to an investor at $2.7358 per share, providing proceeds of $1,250,000.

Class B Common Stock Warrants

As discussed above, the Company granted Class B Common Stock warrants to StartEngine at 5% of securities issued in its Regulation A offering. Total stock warrants outstanding corresponding to 759,336 shares issued in the offering was 37,967 as of December 31, 2021. The warrants are exercisable at $6.21 price per share, expire after ten years, and are fully vested at the grant date.

The Company valued these warrants using the Black-Scholes valuation method with the following inputs:

	December 31, 2021	December 31, 2020
Exercise Price	$6.21	N/A
Fair Value of Class B Common Stock	$6.21	N/A
Risk Free Interest Rate	1.20%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	58.50%	N/A
Expected Life (years)	5.00	N/A
Fair Value per Warrant	$3.12	N/A

The total fair value of the warrants issued in 2021 was $118,418. During the year ended December 31, 2021, no Class B Common Stock warrants were exercised, and all 37,967 warrants remained outstanding as of December 31, 2021.

2021 Omnibus Incentive Plan

The Company adopted the *2021 Omnibus Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Stock option is subject to vesting restrictions determined on a case-by-case basis.

The Company has reserved 981,896 shares of common stock under the Plan. As of December 31, 2021, 68,096 shares of common stock were granted, 4,256 of which is exercisable, and 913,800 shares remained available for issuance under the Plan. A summary of options activities for the year ended December 31, 2021 is as follows:

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -	-	$ -
Granted	68,096	$ 2.42	-	$ -
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	68,096	$ 2.42	-	$ -
Exercisable at end of year	4,256	$ 2.42	-	$ -
Weighted average grant date fair value of options granted during year	$ 1.311		N/A	
Intrinsic value of options outstanding at year-end	$ 258,084		N/A	
Intrinsic value of options exercisable at year-end	$ 16,130		N/A	
Weighted average duration (years) to expiration of outstanding options at year-end	9.67		N/A	
Weighted average duration (years) to expiration of exercisable options at year-end	9.67		N/A	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The following inputs were used to value to the Company's stock options:

	December 31, 2021	December 31, 2020
Risk Free Interest Rate	0.93%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	58.50%	N/A
Expected Life (years)		N/A
Fair Value per Stock Option	$1.31	N/A

The Company calculated its estimate of the value of the stock compensation granted for the year ended December 31, 2021 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $5,580. As of December 31, 2021, there is $83,694 of stock-based compensation to be recognized over the following 3.75 years.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $576,525 and $620,416 as of December 31, 2021 and 2020, respectively. These loans bear 5% interest per annum starting January 1, 2020 and have no fixed maturity. The Company intends to repay these loans when prudent for the long-term health of the Company. For the years ended December 31, 2021 and 2020, the Company recognized interest expense of $28,826 and $28,826, respectively. Total accrued interest balance on these loans amounted to $57,652 and $28,826 as of December 31, 2021 and 2020, respectively, and recognized under accrued expenses in the consolidated balance sheets.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a new lease agreement with K and P Studios LLC for its office starting May 1, 2020 and on month-to-month lease for a monthly rent of $1,700.

Total rent expense recognized for the years ended December 31, 2021 and 2020 amounted to $41,008 and $41,008, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's consolidated financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 15, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Fisher Wallace

Prescription Wearables For Mental Health


Fisher
Wallace
Labs
BUILDING A
BETTER
MENTAL
HEALTHCARE
COMPANY

Website Brooklyn, NY HEALTH TECH

Fisher Wallace Labs makes wearable brain stimulation technology that is cleared by the FDA to treat depression, anxiety, and insomnia. The company is pursuing FDA Approval for the treatment of Major Depressive Disorder and is building a Version 2.0 device, called OAK, in collaboration with the engineers and designers behind Beats, Nest, and the Microsoft Hololens.

$0.00 raised

$7,229,888 previously crowdfunded

0 Investors	$81.6M Valuation
$8.81 Price per Share	$493.36 Min. Investment
Common Shares Offered	Equity Offering Type
$1.84M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Over $30 million in lifetime revenue, 100,000 customers and 14,000 prescribers.
- Completing a clinical trial to obtain FDA Approval for the treatment of Major Depressive Disorder.
- Completing a pilot program with the Seattle and the Salt Lake City Police Departments to improve employee mental health and wellness.

Since Our Last Raise...


Salt Lake City PD joined our police study with the Seattle PD

Completed enrollment of our depression clinical trial for FDA approval



**OAK (Version 2) is currently under development and not yet available on the market.*

OVERVIEW

Prescription wearable technology for depression, anxiety, and insomnia



Prescription-only technology that's redefining mental health treatment

Fisher Wallace has developed a wearable brain stimulation device that electrically stimulates the brain to treat depression, anxiety, and insomnia without causing serious side effects. The company's proof-of-concept device, the Fisher Wallace Stimulator®, has been cleared by the FDA and purchased by over 100,000 patients.

In 2022, the company launched a pivotal clinical trial to obtain FDA Approval for the treatment of Major Depressive Disorder. The FDA is expected to render a decision in early 2023. The company also launched a first responder pilot program in collaboration with the Seattle Police Department and Washington State University in January 2022, and the Salt Lake City Police Department recently joined the program.

The company is nearing completion of its Version 2.0 device, called OAK, in collaboration with Alloy Product Development and Eric Fields, the engineers and designers behind Beats, Nest and the Microsoft Hololens. OAK will deliver the same treatment as the company's Version 1.0 device and will inherit its regulatory approvals and clearances. With world-class design and scientific validation, OAK is intended to appeal to tens of millions of people seeking a better way to improve mental health and wellness.

THE MARKET

The US spends over $225 billion a year on mental health treatment

Source: NAMI


US MARKET FOR MENTAL HEALTH TREATMENT
People who have a sleep disorder
50M+
People who have depression or anxiety
100M+

Depression and anxiety affect one in three Americans (source and source), and at least 50 million Americans suffer from a sleep disorder (source). Recent data shows that the pandemic accelerated antidepressant use, with 23% more Americans taking an antidepressant in the third quarter of 2020-2021 versus the same quarter in 2015-2016. (source)

THE PROBLEM

Side effects, modest efficacy, and high cost make drug therapy and behavioral therapy insufficient solutions

Medication for depression, anxiety and insomnia causes a wide range of side effects, sometimes serious, and even in generic form is expensive when the cost of doctor visits is included. The average cost of seeing a therapist is $100 - $200 per session (source) and as many as half of all patients fail to complete the "homework" associated with cognitive behavioral therapy that's needed to experience results (source). While these standards of care help millions of patients every year, millions more are in need of safe, effective alternatives or adjuncts.


Depression, anxiety and insomnia are common, yet drug therapy and behavioral therapy do not sufficiently or affordably treat them

THE SOLUTION

Rapid treatment with minimal side effects

According to our research, brain stimulation technology is gaining acceptance in the mental health industry. In clinical trials conducted with the company's device, the majority of patients experienced symptom reduction within two weeks of daily 20-minute treatment sessions. The device does not cause serious side effects - temporary headache and dizziness are reported by less than 1% of device users. The device may be used safely as a standalone treatment or in conjunction with medication and/or psychotherapy. Additionally, more than 40% of Fisher Wallace customers report improvements in cognitive performance in addition to symptom reduction.


Fisher Wallace has innovated the wearable brain stimulation category for more than a decade

**OAK (Version 2) is currently under development and not yet available on the market.*

OUR TRACTION

Proven product-market fit and scalability

100,000+ Medical Devices Sold

Prescribed Via Telemedicine

Used by the Seattle Police Department

Leveraging a vertically integrated e-commerce model with an integrated telemedicine prescription process, Fisher Wallace has succeeded in generating over $30 million in lifetime revenue from its direct-to-patient sales channel. Over 14,000 providers have prescribed the Fisher Wallace Stimulator®. In January 2022, Fisher Wallace launched its first B2B channel through a first responder pilot program in collaboration with the Seattle Police Department and Washington State University. The Salt Lake City Police Department has since joined the program.

The company's ongoing clinical research is designed to both obtain new FDA Approval and Clearances, as well as enable the company to expand insurance coverage. Medicaid in Maine (MaineCare) became the first state Medicaid program to fully cover the purchase of the Fisher Wallace device.


OAK
Version 2.0
• Superior design from award-winning industrial designer Eric Fields.
• No external wires, rechargeable, waterproof.
• On schedule to ship in 2023.

OAK (Version 2) is currently under development and not yet available on the market.

WHY INVEST

Join us as we disrupt the mental health industry


• 100K+ devices sold
• 10M raised from StartEngine and VC firm SHUFL Capital
• $30M+ lifetime revenue from Version 1 device sales

OAK (Version 2) is currently under development and not yet available on the market.

Our team is uniquely prepared to bring a refreshing vision of mental healthcare to life. We believe we possess the technology, skills, and timing required to successfully build and scale our solution. Become a shareholder in Fisher Wallace as we disrupt the status quo to better serve tens of millions of patients. **Invest $1,500+ and receive a coupon code at the conclusion of the campaign to obtain our Version 1.0 device or Version 2.0 device for free!**

Meet Our Team



Kelly Roman

Co-Founder, CEO, and Director

For more than a decade, Kelly Roman has helped pioneer the prescription wearable category and has expertise in product development, regulatory affairs, healthcare marketing and clinical trial strategy. Prior to co-founding Fisher Wallace, Kelly graduated from Harvard and served as an award-winning executive in the digital advertising and SaaS industries. He recently served on the boards of two charter high schools in New York City.



Charles "Chip" Fisher

Co-Founder & Chairman & Director

Charles "Chip" Fisher grew up in the electronics business - his father, Avery Fisher, founded Fisher Radio (later renamed Fisher Electronics). After graduating from Harvard and serving as a sales executive at IBM, Chip acquired the original intellectual property to the Fisher Wallace Stimulator and is the company's CFO and largest shareholder - and a recent TEDx contributor.



Simon Webster

Board Member

Simon is CEO of SHUFL Capital, the venture capital firm that recently invested in Fisher Wallace Laboratories. Simon's early career was spent in the UK financial services sector leading business change, delivering technology transformations and supporting M&A transactions. He led CPA Global on its 20 year journey from a £50m business to its recent public market entry at a value of £6.5bn. Simon has been investing in and working with founders of growth businesses in the SHUFL sectors since 2010.



Peter Rojas

Advisor

Peter is currently Head of Product, NPE, at Meta, where he incubates the company's new and experimental products. Previously, Peter was a Partner at Betaworks Ventures, which invested in Giphy (sold to Facebook) among other startups, and co-founded the popular tech blogs Engadget and Gizmodo.

Offering Summary

Company	Fisher Wallace Laboratories Inc.
Corporate Address	630 Flushing Avenue, Suite #104, Brooklyn, NY 11206
Offering Minimum	$9,999.35
Offering Maximum	$1,844,761.14
Minimum Investment Amount (per investor)	$493.36

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	1,135
Maximum Number of Shares Offered	209,394
Price per Share	$8.81
Pre-Money Valuation	$81,567,587.63

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Fisher Wallace, you are eligible for additional bonus shares.

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$1,500+ | Tier 1

Invest $1,500 and receive 2% bonus shares + a free device.

$5,000+ | Tier 2

Invest $5,000 and receive 5% bonus shares + a free device.

$10,000+ | Tier 3

Invest $10,000 and receive 10% bonus shares + a free device.

$25,000+ | Tier 4

Invest $25,000 and receive 15% bonus shares + a free device.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus:

Fisher Wallace Laboratories Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.81 / share, you will receive 110 shares Class B Non-Voting Common Stock, meaning you'll own 110 shares for $881. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Fisher Wallace to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

You can kind of compare, uh, drug therapy on some level to, to gas, guzzling cars, right? They're inefficient, a lot of negative effects, just about everyone is aware of the all-electric revolution happening in the car industry. And the way I look at the mental health industry right now, is that there's an all-electric revolution happening here. And Fisher Wallace is a big part of that.

Fisher Wallace makes wearable brain stimulation technology that is cleared by the FDA to treat depression, anxiety, and insomnia. Patients use a device daily for 20 minutes. And in our recent clinical trials, the majority of patients experienced symptom reduction within the first two weeks. We've now sold a hundred thousand first-generation devices.

In 2019, the FDA required a new approval process for depression. This past summer, we fully enrolled a 250-subject depression study that will conclude in October. The FDA submission deadline is December 11th. If our data is strong enough, we expect to receive approval by April next year. Clinical trials are risky and I can't guarantee that we'll succeed, but I believe the risk of investing in an expensive clinical trial for depression is worth taking. Over 48 million patients take antidepressant medication, but the side effect rate is high and the efficacy is modest. Obtaining FDA approval will allow us to expand insurance coverage and make our technology available to millions of patients.

At the same time, we've been conducting this research. We've been building our next-generation device called Oak, that will be released next year. Designed in collaboration with the team behind beats and the Microsoft HoloLens Oak will inherit any new FDA approval and offers patients a beautiful form factor that does away with the external wires, is rechargeable, and available in different colors.

Choosing the color of your depression treatment is not something patients are used to yet, but I believe they will enjoy that part of the treatment process. In the event that our depression trial does not return strong results, we will remain focused on treating anxiety and insomnia.

The Seattle police department is currently using our device in a large pilot study to reduce anxiety and insomnia in police officers and 9-1-1 dispatchers and Salt Lake City PD recently joined the study.

Our customers are a major reason why we've been so successful in raising money on StartEngine. Thousands of our customers have invested in us because they have firsthand knowledge that our technology works. I invite you to join us as we enter the FDA approval stage of our business.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 12/22/2021
FILED 01:17 PM 12/22/2021
SR 20214189820 - File Number 7574858

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FISHER WALLACE LABORATORIES INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Fisher Wallace Laboratories Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Fisher Wallace Laboratories Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 23, 2019 under the name Fisher Wallace Laboratories Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Fisher Wallace Laboratories Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 206, Middletown, Delaware 19709, New Castle County. The name of its registered agent at such address is LegalInc Corporate Services Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 9,150,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 913,809 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

6,920,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Voting Common Stock**" and 2,230,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class B Non-Voting Common Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article Fourth refer to sections and subsections of Part A of this Article Fourth.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Class A Voting Common Stock are entitled to one vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding and underlying any securities convertible into Common Stock) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

B. PREFERRED STOCK

913,809 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the

product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. The "**Series Seed Original Issue Price**" shall mean $2.7358 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event (the "**Redemption Notice**"), the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "**Redemption Date**"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount (the "**Redemption Price**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Subsections 2.3.2(c), 2.3.2(d) and 2.3.2(e) shall apply to the redemption of the Series Seed Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c) Redemption Notice. Each Redemption Notice shall state:

(i) the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii) the Redemption Date and the Redemption Price;

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

(d) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

(e) Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of the applicable series of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the applicable Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Series Seed Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) directors of the Corporation (the "**Series Seed Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance (if any) of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. Notwithstanding the foregoing, the initial Series Seed

Director and the initial Common Directors may be appointed by the Board pursuant to the unanimous written consent authorizing the initial issuance of Series Seed Preferred Stock.

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least 25% of shares of Series Seed Preferred Stock issued on or before the Second Closing Date (as such term is defined in that certain Series Seed Preferred Stock Purchase Agreement dated as of the Original Issue Date, by and between the Corporation and the investors party thereto (the "**Purchase Agreement**") (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 effect an initial public offering of the Corporation's securities;

3.3.3 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

3.3.4 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock, Common Stock, or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.5 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) as approved by the Board of Directors, including the approval of the Series Seed Director;

3.3.7 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security, lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course or unless such debt security, lien, security interest or other indebtedness has received the prior approval of the Board of Directors, including the approval of the Series Seed Director;

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth; or

3.3.10 any time during the 24-month period following the Second Closing Date (as such term is defined in the Purchase Agreement, amend the Program Plan (as such term is defined in the Purchase Agreement) in any material way, including material expenditure amendments.

4. <u>Optional Conversion</u>. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 <u>Right to Convert</u>.

4.1.1 <u>Conversion Ratio</u>. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $2.7358. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4, except for any income taxes due from the holder of such shares of Series Seed Preferred Stock. The

Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director; or

(iv) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director; or

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(vi) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "**CP_1**" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period); unless a holder of Series Seed Preferred Stock elects to convert or is subject to mandatory conversion prior to such final issuance, in which case, such adjustment shall be made immediately prior to such conversion.

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, at a pre-money valuation of the Company of at least $50,000,000, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20 million of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redemption. The Preferred Stock is not mandatorily redeemable except in accordance with the provisions of Subsection 2.3.2(b).

7. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the

Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on December 22, 2021.

By:______________________________

Kelly Roman, Chief Executive Officer

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION
FOR
FISHER WALLACE LABORATORIES INC.
a Delaware corporation

The undersigned, Kelly Roman, hereby certifies as follows:

1. He is the Chief Executive Officer of Fisher Wallace Laboratories Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 11,100,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 913,809 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

3. The first sentence of the first paragraph of Section A of Article Fourth, of the Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "7,100,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Voting Common Stock**" and 4,000,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class B Non-Voting Common Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

4. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

5. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

6. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

7. Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Fisher Wallace Laboratories Inc. has caused this certificate to be signed by Kelly Roman, its Chief Executive Officer, this 3rd day of July, 2022.

DocuSigned by:
Kelly Roman
765D73434407AEE

Kelly Roman, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 07/12/2022
FILED 06:42 PM 07/12/2022
SR 20222971367 - File Number 7574858